                                 Filed by WellPoint Health Networks Inc.
                                 pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

                                 Subject Company: RightCHOICE Managed Care, Inc. Commission File No.: 1-15907

                                      *****

On January 7, 2002, the following slides were presented by senior management of WellPoint Health Networks Inc. at J.P. Morgan H&Q's Healthcare Conference:

                                      *****

[Slide 1]

J.P. Morgan H&Q
Healthcare Conference

-------------------------------------------------------------------------------


David C. Colby
Executive Vice President &
Chief Financial Officer
WellPoint Health Networks Inc.

January 7, 2002   [WellPoint Logo]

-------------------------------------------------------------------------------


[Slide 2]

Agenda

-------------------------------------------------------------------------------


WellPoint's Business

Growth Strategy

Financial Performance      [WellPoint Logo]

-------------------------------------------------------------------------------

[Slide 3]

One Company - Multiple Brands [Phrase "WLP Business" in upper right-hand corner]

--------------------------------------------------------------------------------


W-E-L-L-P-O-I-N-T

[Logos of:
BlueCross of California
BlueCross BlueShield of Georgia
BlueCross BlueShield of Missouri (Pending)
BlueCross BlueShield Capitol Area (Pending)
BlueCross BlueShield of Maryland (Pending)
BlueCross BlueShield of Delaware (Pending)
UniCare
Healthlink (Pending)] [WellPoint Logo]

-------------------------------------------------------------------------------


[Slide 4]

Focus on Operations        [Phrase "WLP Business" in upper right-hand corner]

-------------------------------------------------------------------------------


[Box containing phrase "Business Plan"]

[Right Arrow pointing to a circle chart depicting Financial & Operational
Integrity:

1.       Develop & Manage Networks & Quality

2.       Design Plans & Products to Meet Customer Needs

3.       Price Right

4.       Sell/Renew Profitable Business

5.       Bill Timely & Correctly

6.       Collect Timely & Completely

7.       Pay Claims Timely & Accurately]

[Right Arrow pointing to box containing phrase "Increased Satisfaction":

-Members

-Associates

-Health Care Professionals

-Distribution Channels

-Payors

-Shareholders]

[Box containing phrase "Common Technology Infrastructure"]    [WellPoint Logo]

-------------------------------------------------------------------------------

[Slide Five]

Significant Diversification   [Phrase "WLP Business" in upper right-hand corner]

-------------------------------------------------------------------------------


[Right Arrow pointing to phrase "Customers" and three graphics:

-Graphic One: Woman in coat, eyeglasses in hand, talking on telephone

-Graphic Two: Five people in conference room - four seated at table, and one man standing in background with pointer in front of easel

-Graphic Three: Bird's-eye view of three towering buildings, streets intersecting below.]


[Right Arrow pointing to phrase "Products" and angled list:

-Open Access

-PPO

-Choice-based

-HMO

-ASO ]   [WellPoint Logo]

-------------------------------------------------------------------------------


[Slide Six]

Diversity of Customer Base    [Phrase "WLP Business" in upper right-hand corner]

-------------------------------------------------------------------------------


September 30, 2001 Enrollment

[Pie Chart:

-3,411,000 Large Group ASO

-318,000 Seniors

-702,000 Medi-Cal

-283,000 State Sponsored Programs

-1,170,000 Individual

-1,078,000 Small Group

-3,031,000 Large Group Insured]


[WellPoint Logo]

-------------------------------------------------------------------------------

[Slide Seven]

Product Choice    [Phrase "WLP Business" in upper right-hand corner]

-------------------------------------------------------------------------------

[Flow Chart:

Medical

-Hybrid

         -Indemnity

         -PPO

         -POS

         -HMO


Specialty:

-Pharmacy

-Dental

-Behavioral Health

-Life/Long Term Care

-Disability

-Medical Management

-Network Access]


[Box containing phrase "CHOICE = VALUE"]    [WellPoint Logo]

-------------------------------------------------------------------------------


[Slide Eight]

Focus on Open Access Products [Phrase "WLP Business" in upper right-hand corner]

-------------------------------------------------------------------------------


As of September 30, 2001

[Pie Chart:

-Open Access Membership 69%

-HMO Membership 31%]

[WellPoint Logo]

-------------------------------------------------------------------------------

[Slide Nine]

Why Regional Concentration?   [Phrase "WLP Business" in upper right-hand corner]

-------------------------------------------------------------------------------


[Right Arrow Bullet Points:

-Health care is locally delivered and locally consumed

-Better network leverage

-Greater actuarial precision

-More efficient marketing/operations]

[Graphic of United States with California, Missouri & Georgia highlighted in blue; New York Massachusetts, New Jersey, Maryland, Virginia, Ohio, Illinois, Indiana, Michigan, and Texas highlighted in green; all other states white (blank)] [WellPoint Logo]

-------------------------------------------------------------------------------


[Slide Ten]

Agenda

-------------------------------------------------------------------------------


[Right Arrow Bullet Points:

-WellPoint's Business

-Growth Strategy [Language contained in a box]

-Financial Performance]    [WellPoint Logo]

-------------------------------------------------------------------------------

[Slide Eleven]

Growth Strategy   [Phrase "Grow Enrollment" in upper right-hand corner]

-------------------------------------------------------------------------------


[Descending Flow Arrow Graphic:

Internal Growth

Increase Market Share

Enrollment Growth 5%]

[Right Arrow Bullet Points]

-Design products that meet customer needs

-Provide superior service for members

-Specialty products opportunities [WellPoint Logo]

-------------------------------------------------------------------------------


[Slide Twelve]

Strong Member Growth Record   [Phrase "Grow Enrollment" in upper right-hand
corner]

-------------------------------------------------------------------------------


[Bar Graph titled "Total Medical Membership"

Left vertical column, descending

-10,000

-8,000

-6,000

-4,000

-2,000

-0

Right to left horizontal column, ascending

California Membership Growth:

7%/1995/2,797

27%/1996/4,485

17%/1997/6,638

7%/1998/6,892

15%/1999/7,300

8%/2000/7,869

7%*/3Q01/9,993

*9/30/01 vs 9/30/00]       [WellPoint Logo]

-------------------------------------------------------------------------------

[Slide Thirteen]

Products That Meet Customer Needs [Phrase "Grow Enrollment" in upper right-hand corner]

-------------------------------------------------------------------------------


PlanScape: Low price point products for individuals [Language contained in a box]

[Right arrow bullet points:

         -Attract laid-off workers

         -Tap uninsured market]

FlexScape: Defined contribution plan for small employers [Language contained in a box]

[Right arrow bullet points:

         -Mitigate financial exposure

         -Tax-advantaged choice

         -Tap uninsured market]     [WellPoint Logo]

-------------------------------------------------------------------------------


[Slide Fourteen]

Growth Strategy   [Phrase "Manage Costs & Quality" in upper right-hand corner]

-------------------------------------------------------------------------------


[Descending double arrow graphic:

Arrow one

-Internal Growth

[Bullets]

         -Design products to meet customer needs

         -Provide superior service to members

         -Specialty products opportunities

-Increase Market Share

-Enrollment Growth 5%


Arrow two

-Price Right:

-L.T. Medical Trend at 5%

-Revenues Increase 10%

-MLR Remains Constant

-Increase Gross U/M 10%]


[Right arrow bullet points:

-Effectively manage medical costs and quality

-Price products to cover medical cost trends]        [WellPoint Logo]

-------------------------------------------------------------------------------

[Slide Fifteen]

Network Evolution   [Phrase "Manage Costs & Quality" in upper right-hand corner]

-------------------------------------------------------------------------------


[Boxed heading, left side of page containing phrase "Segmented Networks"]

[Quadrant Pyramid

-Hospitals

-Subspecialists

-Specialists

-Primary Care Physicians]


[Boxed heading, right side of page containing phrase "Market Opportunities"]

[Right arrow bullet points:

-Centers of Excellence

         -Narrow network for high cost procedures

-Millenium

         -Members have more knowledge of cost

-Alliance

         -Targeted to low income and uninsured

-Direct Contract

         -Agreements with failed medical group MDs]  [WellPoint Logo]

-------------------------------------------------------------------------------


[Slide Sixteen]

Targeted Medical Management [Phrase "Manage Costs & Quality" in upper right-hand corner]

-------------------------------------------------------------------------------


[Boxed heading, right side of page containing phrase "WellPoint Membership"]

[Column graphic, descending triad

-8%

-24%

-68%]

[Corresponding arrows leading to column graphic, descending triad under boxed heading containing phrase "WellPoint Medical Costs":

-70%

-23%

-7%]

         [WellPoint Logo]

-------------------------------------------------------------------------------

[Slide Seventeen]

Targeted Medical Management [Phrase "Manage Costs & Quality" in upper right-hand corner]

["WellPoint Membership" column graphic, descending double:

-20%

-80%]


[Arrow pointing from 20% figure to circle graphic:

Members with chronic conditions

[Bullets]

-Asthma

-Congestive Heart Failure

-ESRD

-Diabetes

-Depression

-Oncology

-High risk pregnancy

-Etc.]


["90%" arrow pointing from circle graphic to "8%" figure under "WellPoint Membership" column graphic, descending triad:

-8%

-24%

-68%

Corresponding arrows to "WellPoint Medical Costs" column graphic, descending triad:

-70%

-23%

-7%

[8% is linked to 70%, 24% is linked to 23%, and 68% is linked to 7%]] [WellPoint Logo]

-------------------------------------------------------------------------------


[Slide Eighteen]

Disease Management Program Design Elements   [Phrase "Manage Costs & Quality" in
upper right-hand corner]

-------------------------------------------------------------------------------

[Circle graphic with four spokes with phrase "EVALUATE" next to each spoke

Boxed headings inside circle connected by arrows containing the phrases:

-Identification

-Stratification

-Interventions

-Outcomes]

         [WellPoint Logo]

-------------------------------------------------------------------------------

[Slide Nineteen]

Outcomes:

Diabetes Program    [Phrase "Manage Costs & Quality" in upper right-hand corner]

-------------------------------------------------------------------------------


Outcomes

[Two bar graphs:

Bar graph one, left side of page, "Inpatient Utilization for DCM Participants vs. Non-Participants"

Descending left vertical column:

-12.0

-10.0

-8.0

-6.0

-4.0

-2.0

-0.0

Ascending horizontal column, left to right

-Avg. Number of Admissions per Patient:

         -1.52. Program Participants

         -1.90 Non-Participants

-Avg. Number of Days Used per Patient

         -6.79 Program Participants

         -11.26 Non-Participants

-ALOS

         -4.46 Program Participants

         -5.92 Non-Participants


Bar graph two, right side of page, "Average Number of ER Admissions per Patient"

Descending left vertical column

-Average Number of ER Admissions per Patient

-2.0

-1.0

-0.0

Ascending horizontal column, left to right

-1.34 Program Participants

-1.70 Non-Participants]

         [WellPoint Logo]

-------------------------------------------------------------------------------

[Slide Twenty]

Outcomes:

Diabetes Program    [Phrase "Manage Costs & Quality" in upper right-hand corner]

-------------------------------------------------------------------------------


Average HgbA1c Test Results by Number of Years Enrolled

[Bar graph

Left vertical column, descending, "Average HgbA1c Test Result"

-9/0

-8.5

-8.0

-7.5

-7.0

-6.5

-6.0

Ascending horizontal column, left to right

-Baseline Tests/8.80
-<1 Year/8.54

-1-1.99 Years/8.21

-2-2.99 Years/7.63

-3-3.99 Years/7.50


Horizontal lines running through graph

-Target range 7.25

-Normal range 6.5]


Number of Years Enrolled in Program         [WellPoint Logo]

-------------------------------------------------------------------------------

[Slide Twenty-One]

Outcomes: Asthma Program    [Phrase "Manage Costs & Quality" in upper right-hand
corner]

-------------------------------------------------------------------------------


Asthma Program Decreased Emergency Room Visits

Baseline: 1998  Re-Measure: 2000*

[Bar graph

Left vertical column, descending, "per 1000 members"

-400

-300

-200

-100

-0

Ascending horizontal column, left to right

-All Members

         -Before/210

         -After/50/79% decrease[down arrow]

-High-Risk Adult

         -Before/300

         -After/110/59% decrease[down arrow]

-High Risk Child

         -Before/330

         -After/95/72% decrease[down arrow]]


Results are statistically significant.

*Baseline period is 12 months prior to identification and varies by member.

Re-measurement period is 24 months post baseline.    [WellPoint Logo]

-------------------------------------------------------------------------------

[Slide Twenty-Two]

Outcomes: Oncology Program   [Phrase "Manage Cost & Quality" in upper right-hand
corner]

-------------------------------------------------------------------------------


Outcomes

[Two bar graphs:

Graph one, left hand side of page: Inpatient Utilization for DCM Participants vs. Non-Participants

Left vertical column, descending

-10.0

-8.0

-6.0

-4.0

-2.0

-0.0

Ascending horizontal column, left to right

-Avg. Number of Admissions per Patient

         -1.43 Program Participants

         -1.74 Non-Participants

-Avg. Number of Days Used per Patient

         -5.57 Program Participants

         -8.51 Non-Participants

-ALOS

         -3.90 Program Participants

         -4.89 Non-Participants

Graph two, right hand side of page: Average Number of ER Admissions per Patient

Left vertical column, descending

-1.25

-1.00

-0.75

-0.50

-0.25

-0.00

Ascending horizontal column, left to right

Program Participants/0.57

Non-Participants/1.04      [WellPoint Logo]

-------------------------------------------------------------------------------

[Slide Twenty-Three]


Outcomes:

CHF PROGRAM [Phrase "Manage Costs & Quality" in upper right-hand corner]

-------------------------------------------------------------------------------


CHF Program Decreased Hospital Admissions

Baseline: 1998  Re-Measure:  2000*

[Bar graph

Left vertical column, descending, "per 1000 members"

-700

-600

-500

-400

-300

-200

-100

-0

Ascending horizontal column, left to right

-All Members

         -Before/510

         -After/250/49% decrease[down arrow]

-High Risk

         -Before/650

         -After/410/35% decrease[down arrow]

-Low Risk

         -Before/450

         -After/200/55% decrease[down arrow]


Results are statistically significant.

*Baseline period is 12 months prior to identification and varies by member.

Re-measurement period is 24 months post baseline.    [WellPoint Logo]

-------------------------------------------------------------------------------


[Slide Twenty-Four]

WLP'S New Physician Incentive Bonus Program [Phrase "Manage Costs & Quality" in upper right-hand corner]

-------------------------------------------------------------------------------


[Right arrow bullet points:

-Shift incentive budget to emphasize quality and patient satisfaction

[Graphic of dollar sign leading to right arrow leading to boxed heading "Quality Outcomes"]

-Greater focus on business practice performance

-Use scorecard as measurement tool

[Boxed Graphic: "Scorecard"]]       [WellPoint Logo]

-------------------------------------------------------------------------------

[Slide Twenty-Five]

Pricing Flexibility Throughout the Year      [Phrase "Price Right" in upper
right-hand corner]

-------------------------------------------------------------------------------

[Bar graph

Left vertical column, descending, "Percent of Risk Membership"

-50

-40

-30

-20

-10

-0

Ascending horizontal column, left to right

Q1/32%

Q2/7%

Q3/14%

Q4/7%

Anytime (Usually 2H)/40%

         [WellPoint Logo]

-------------------------------------------------------------------------------

[Slide Twenty-Six]

Growth Strategy

-------------------------------------------------------------------------------

[Descending arrow flow chart:

[First Arrow]

-Internal Growth

[Bullet Points]

         -Design products to meet customer needs

         -Provide superior service to members

         -Specialty products opportunities

-Increase Market Share

-Enrollment Growth 5%

[Second Arrow]

-Price Right

[Bullet Points]

         -Effectively manage medical costs and quality

         -Price products to cover medical costs

-Revenues Increase 10%/MLR Remains Constant

-Increase Gross U/M 10%

[Third Arrow]

-Flat SG&A PMPM

-Increase net U/M 14%

[Right arrow bullet points]

         -Spread fixed costs over a larger membership base

         -Improve efficiency and productivity through technology]

         [WellPoint Logo]

------------------------------------------------------------------------------


[Slide Twenty-Seven]

Areas of Opportunity [Phrase "Manage Costs" in upper right-hand corner]

-------------------------------------------------------------------------------


[Arrow flow chart

Right arrow, "e-Business Initiatives"

         -Members [right arrow] Member Self Service

         -Employers [right arrow] Employer Access

         -Distribution Channels [right arrow] Agent Connect

         -Hospitals / MDs [right arrow] Provider Access

[Computer screen graphics displaying mock website pages]

Right arrow, "Interactive Voice Response Unit"

         -[Right arrow] 30% of customer service calls completed by IVR

         -[Right arrow] $0.10 per IVR call VS. $5.00 per call handled by customer service representative]

         [WellPoint Logo]

-------------------------------------------------------------------------------

[Slide Twenty-Eight]

Re-engineering of Claims Submission [Phrase "Manage Costs" in upper right-hand corner]

--------------------------------------------------------------------------------


[Arrow flow chart

Right arrow, "Provider connectivity"

[Boxed Units]

         -BCC = 70%

         -BCBSGA = 56%

         -UNICARE = 53%

[Right arrow bulletpoints]

         -Process over 100 million claims per year

         -$7.50 on average per paper claim

         -$3.50 on average per e-based transaction

         -For every 1 hospital visit = 1.5 claims generated

         -Telecommuting improves claims processing by 5 - 10% on average]

         [WellPoint Logo]

--------------------------------------------------------------------------------


[Slide Twenty-Nine]

Growth Strategy

--------------------------------------------------------------------------------


[Arrow flow chart down

-[Bold] Internal Growth

-Increase Market Share

-Enrollment Growth 5%

[Arrow head]

-Price Right

-L.T. Medical Trend at 5%, Revenues Increase 10%, MLR remains Constant

-Increase gross U/M 10%

[Arrow head]

-Flat SG&A PMPM

-Increase Net U/M 14%

[Arrow head]

-Cash Flow greater than or equal to Net Income

[Leading Arrow labeled, "15% Net Income Growth" to mock up stock chart showing WLP stock price rising steadily; [bold] Enhanced Shareholder Value]

         [WellPoint Logo]

------------------------------------------------------------------------------

[Slide Thirty]

Strong Cash Flow [Phrase "15% EPS Growth" in upper right-hand corner]

------------------------------------------------------------------------------


[Horizontal rising bar chart, left hand corner

[Boxed Title] $1.6 Billion Net Income; $2.8 Billion cash Flow*

[Y Axis] $ in Millions 0 - 800

[X Axis] Year 1996 - 2000, 3Q01YTD

-1996    Net Income $200 Million

         Cash flow from continuing operations $300 Million

-1997    Net Income $210 Million

         Cash flow from continuing operations $420 Million

-1998    Net Income $220 Million

         Cash flow from continuing operations $320 Million

-1999    Net Income $240 Million

         Cash flow from continuing operations $720 Million

-2000    Net Income $310 Million

         Cash flow from continuing operations $590 Million

-3Q01    Net Income $300 Million

YTD      Cash flow from continuing operations $320 Million

[note] *Net of Capital Expenditures]


[Connected point chart, right hand corner

[Boxed Title] Debt / Cap Ratio

[Y Axis] % 0 - 60

[X Axis] 2Q96 - 2Q00, 3Q01

-2Q96 52%

-2Q97 29.9%

-2Q98 18.9%

-2Q99 17.3%

-2Q00 22.3%

-3Q01 30.5%

[note] Note: Since August 1998, WLP has purchased 10.4 million shares of its common stock at a total cost of $667 million (thru 9/30/01)]

         [WellPoint Logo]

-------------------------------------------------------------------------------

[Slide Thirty-One]

Growth Strategy

-------------------------------------------------------------------------------

[Arrow flow chart, left hand corner

[bold] Internal Growth

-Increase Market Share

-Enrollment Growth 5%

[Arrow head]

-Price Right

-L.T. Medical Trend at 5% Revenues Increase 10% MLR Remains Constant

-Increase Gross U/M 10%

[Arrow head]

-Flat SG&A PMPM

-Increase Net U/M 14%

[Arrow head]

-Cash Flow greater than or equal to Net Income

[Leading arrow] labeled "15% Net Income Growth" to mock up stock chart showing WLP Stock price rising steadily. [Bold] Enhanced Shareholder Value]

[Arrow flow chart, right hand corner

[bold] Mergers / Acquisitions

-Identify M&A targets

[Bullet points]

         -Indemnity lives

         -Managed Care Companies

         -Specialty Businesses [end]

-Due Diligence

[Arrow head]

-Determine Opportunities for WLP Competencies to Create value

[Bullet points]

         -Market Share

         -Geographic Concentration

         -Regulatory Environment

         -Population Density

         -Integration Process

         -Strategic fit / product mix

         -Competitor implications [end]

-Negotiation & Transition Planning

[Box]

-Evaluate Capital Allocation

-Expected returns [scale graphic] Cost of Capital

[Leading arrow] labeled "Value Creation" to mock up stock chart showing WLP stock price rising steadily]. [Bold] Enhanced Shareholder Value

--------------------------------------------------------------------------------

[Slide Thirty-Two]

The RightChoice Merger [Phrase "M&A Growth" in upper right-hand corner]

--------------------------------------------------------------------------------


[Boxed title] A Very Compelling Transaction...

[Right arrow] Adds a strong, faster growing organization

[Right arrow] Supports WLP's growth strategy with significant market share in a key geographic region

[Right arrow] Diversifies WLP's business profile

[Right arrow] Strengthens management depth

         [WellPoint Logo]

--------------------------------------------------------------------------------


[Slide Thirty-Three]

Transaction Summary [Phrase "M&A Growth" in upper right-hand corner]

--------------------------------------------------------------------------------


[Right arrow] Transaction valued at approximately $1.3 Billion or $66 per RIT share

         -[Right arrow] 30% of consideration in cash (taxable)

         -[Right arrow] 70% of consideration in WLP stock (tax - free) at a fixed exchange ratio

[Right arrow] Merger expected to yield returns in excess of WLP's cost of capital

         -[Right arrow] Similar product portfolio and culture minimizes integration risks

         -[Right arrow] Achievable revenue and cost synergies

[Right arrow] Merger expected to close 1Q02

         [WellPoint Logo]

--------------------------------------------------------------------------------


[Slide Thirty-Four]

RightCHOICE Financial Highlights [Phrase "M&A Growth" in upper right-hand corner]

--------------------------------------------------------------------------------


-Revenues

         -Revenues for 3Q01 $304

         -Revenues for 3Q00 $276

-Loss Ratio

         -Loss Ratio for 3Q01 80.2%

         -Loss Ratio for 3Q00 81.9%

-SG&A Ratio

         -SG&A Ratio for 3Q01 17.7%

         -SG&A Ratio for 3Q00 18.9%

-Net Income

         -Net Income for 3Q01 $21.1

         -Net Income for 3Q00 $8.6

-Diluted EPS

         -Diluted EPS for 3Q01 $1.05

         -Diluted EPS for 3Q00 $0.55

[Upwards Pointing Arrow Graphic] 91%

         [WellPoint Logo]

--------------------------------------------------------------------------------

[Slide Thirty-Five]

Diversifies WLP Business Profile [Phrase "M&A Growth" in upper right-hand corner]

--------------------------------------------------------------------------------


[Arrow Points]

[Right arrow] Medical membership by Geography

[Circle Graphs]

-1996

         -100% California

-2001*

         -58% California

         -19% Georgia

         -2% Midwest

         -21% Other

         * as of 9/30/01

-Post Merger**

         -46% California

         -15% Georgia

         -23% Midwest

         -16% Other

         ** WLP & RIT combined as of 9/30/01

[Right arrow] Significant growth in "non-regulated" business

         [Right arrow] Self-funded accounts represent half of RIT profitability

         [Right arrow] Expansion of WellPoint PBM

         [Right arrow] Penetration of additional specialty products

         [WellPoint logo]

--------------------------------------------------------------------------------

[Slide Thirty-Six]

The CareFirst Merger [Phrase "M&A Growth" in upper right-hand corner]

--------------------------------------------------------------------------------


[Arrow Points]

[Right arrow] Diversifies WLP's business profile

[Right arrow] Strengthens management depth

[Right arrow] Attractive growth opportunities

         [Right arrow] Individual & small group markets

         [Right arrow] Multi-state accounts

         [Right arrow] National Blue Card program

         [Right arrow] Margin expansion

[Right arrow] Low integration risk

         [WellPoint logo]

--------------------------------------------------------------------------------

[Slide Thirty-Seven]

Transaction Summary [Phrase "M&A Growth" in upper right-hand corner]

--------------------------------------------------------------------------------


[Arrow Points]

[Right arrow] Transaction valued at approximately $1.3 billion

         [Right arrow] $450 million in cash

         [Right arrow] $850 million in WLP common stock

         [Right arrow] Proceeds used to fulfill public benefit obligations of CareFirst

[Right arrow] Merger expected to yield returns in excess of WLP's cost of capital

         [Right arrow] Achievable revenue and cost synergies

         [Right arrow] Conversion timing will allow prior integration of RightCHOICE

[Right arrow] Merger expected to close in 18+ months

         [WellPoint logo]

--------------------------------------------------------------------------------


[Slide Thirty-Eight]

CareFirst Financial Highlights [Phrase "M&A Growth" in upper right-hand corner]

--------------------------------------------------------------------------------


($ in millions except EPS)

-Revenues

         -Revenues for 9 months YTD 2001 $3,039

         -Revenues for FY 2000 $3,564

-Loss Ratio

         -Loss Ratio for 9 months YTD 2001 86.7%

         -Loss Ratio for FY 2000 87.0%

-SG&A Ratio

         -SG&A Ratio for 9 months YTD 2001 16.3%

         -SG&A Ratio for FY 2000 16.4%

-Net Income

         -Net Income for 9 months YTD 2001 $71.3

         -Net Income for FY 2000 $63.8

[Upward Pointing Arrow Graphic] "49% annualized"

*Adjusted to reflect WellPoint accounting methodology

         [WellPoint Logo]

--------------------------------------------------------------------------------

[Slide Thirty-Nine]

Enhanced Mid-Atlantic Presence [Phrase "M&A Growth" in upper right-hand corner]

--------------------------------------------------------------------------------


(Members in 000s)

[Map of the Mid-Atlantic Region, including Maryland, D.C., Virginia and Delaware, with Connecting Box

-Maryland

         -CareFirst 1,764

         -WellPoint 27

         -Total 1,791

-DC/Virginia

         -CareFirst 1,061

         -WellPoint 54

         -Total 1,115

-Delaware

         -CareFirst 277

         -WellPoint 1

         -Total 278

-Total

         -CareFirst 3,102

         -WellPoint 82

         -Total 3,184]

         [WellPoint Logo]

--------------------------------------------------------------------------------

[Slide Forty]

Diversifies WLP Business Profile

WellPoint/RightCHOICE/CareFirst

--------------------------------------------------------------------------------


[Bullet point] Combined medical membership by geography

[Circle Graphs]

-1996

         -100% California

-1Q02*

         -46% California

         -15% Georgia

         -28% Midwest

         -12% Other

         * WLP/RIT combined as of 9/30/01

-Post Merger**

         -37% California

         -12% Georgia

         -22% Midwest

         -20% Mid-Atlantic

         -9% Other

         ** WLP/RIT/CareFirst combined as of 9/30/01

         [WellPoint Logo]

--------------------------------------------------------------------------------


[Slide Forty-One]

Agenda

--------------------------------------------------------------------------------


[Right arrow] WellPoint's Business

[Right arrow] Growth Strategy

[Bold and boxed right arrow] Financial Performance

         [WellPoint Logo]

--------------------------------------------------------------------------------

[Slide Forty-Two]

WLP Financial Highlights[Phrase "Financial Performance" in upper right-hand corner]

--------------------------------------------------------------------------------

[Bar graph, left hand corner

[Boxed Title] Total Revenue (in billions)

Left vertical column, descending

-10

-8

-6

-4

-2

-0

Ascending horizontal column, left to right

-1996/$4.0

-1997/$5.6

-1998/$6.5

-1999/$7.5

-2000/$9.2

-YTD 3Q01/$9.0]


[Bar graph, right hand corner

[Boxed Title] Net Income* (in Millions)

Left vertical column, descending

-350

-300

-250

-200

-150

-100

-50

-0

Ascending horizontal column, left to right

-1996/$198.5

-1997/$224.9

-1998/$263.0

-1999/$297.2

-2000/$342.3

-YTD 3Q01/$304.9

* Net income from continuing operations, excluding one-time items]

         [WellPoint Logo]

--------------------------------------------------------------------------------

[Slide Forty-Three]

WellPoint Financial Highlights [Phrase "Financial Performance" in upper right-hand corner]

--------------------------------------------------------------------------------

[Table]

($ in millions except EPS)

[Boxed Title] WellPoint

-Revenues

         -Revenues for 3Q01 $3,245

         -Revenues for 3Q00 $2,353

-Loss Ratio

         -Loss Ratio for 3Q01 81.7%

         -Loss Ratio for 3Q00 80.7%

-SG&A Ratio

         -SG&A Ratio for 3Q01 17.5%

         -SG&A Ratio for 3Q00 18.5%

-Net Income

         -Net Income for 3Q01 $108.4

         -Net Income for 3Q00 $89.5

-Diluted EPS

         -Diluted EPS for 3Q01 $1.64

         -Diluted EPS for 3Q00 $1.38

[Upwards Pointing Arrow Graphic] 19%

         [WellPoint Logo]

--------------------------------------------------------------------------------


[Slide Forty-Four]

Cash Flow/ ROE [Phrase "Financial Performance" in upper right-hand corner]

--------------------------------------------------------------------------------


[Arrow Points]

[Right arrow] Since May 1996 WLP has:

         [Right arrow] Bought back $667 million of its common stock

         [Right arrow] Completed five acquisitions for $1.0 Billion

         [Right arrow] Increased cash & investments by $2.7 Billion

         [Right arrow] Reinvested $319 Million in PP&E

[Right arrow] Cash flow ratios

[Boxed] Cash ROE 35.7%

[Boxed] Cash P/E 12.7x

         [WellPoint Logo]

--------------------------------------------------------------------------------

[Slide Forty-Five]

Bright Future for WellPoint

--------------------------------------------------------------------------------


[Arrow Points]

[Right arrow] Healthcare = 14% of GDP and growing

[Right arrow] WellPoint: will benefit from increased healthcare spending

         [Right arrow] Customer focused

         [Right arrow] Operational control

         [Right arrow] Financial strength

[Arrow graphic down, boxed bold "Increase Shareholder Value"

         [WellPoint Logo]

--------------------------------------------------------------------------------


[Slide Forty-Six]

         [WellPoint Logo]

--------------------------------------------------------------------------------


                                      *****


Cautionary Statements:

Certain statements contained in this filing are forward-looking statements. Actual results could differ materially due to, among other things, operational and other difficulties associated with integrating acquired businesses, nonacceptance of managed care coverage, business conditions and competition among managed care companies, rising health care costs, trends in medical loss ratios, health care reform, delays in receipt of regulatory approvals for pending transactions and other regulatory issues. Additional risk factors are listed from time to time in the Company's various SEC reports, including, but not limited to, the Company's Annual Report on Form 10-K for the year ended December 31, 2000.

This filing may be deemed to be solicitation material with respect to the proposed transaction between RightCHOICE Managed Care, Inc. and WellPoint. In connection with the proposed transaction, WellPoint has filed with the SEC a final proxy statement-prospectus regarding the proposed transaction. The final proxy statement-prospectus has been sent to the stockholders of RightCHOICE seeking their approval of the proposed transaction. Stockholders of RightCHOICE are encouraged to read the final proxy statement-prospectus because it contains important information about the proposed transaction. The final proxy statement-prospectus and all other documents filed by RightCHOICE or WellPoint with the SEC are available for free both on the SEC's web site (www.sec.gov) and from RightCHOICE's and WellPoint's respective corporate secretaries. RightCHOICE and its directors and executive officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of RightCHOICE's directors and executive officers is included in the final proxy statement-prospectus.